UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Amendment No. 1)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
BlueLinx Holdings Inc.
(Name of the Issuer)
BlueLinx Holdings Inc.
(Name of Person(s) Filing Statements)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
09624H109
(CUSIP Number)
Dean A. Adelman
Chief Administrative Officer
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Sara Epstein, Esq. BlueLinx Corporation 4300 Wildwood Parkway Atlanta, Georgia 30339 (770) 953-7000	Mark L. Hanson, Esq. Jones Day 1420 Peachtree St., N.E. Atlanta, Georgia 30309 (404) 521-3939
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation (1): $58,361,748.00	Amount of Filing Fee: $ 4,161.19

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, based on the product of (i) $4.00, which is the tender offer price per share, and (ii) 14,590,437, which is the number of shares of common stock, par value $0.01 per share, outstanding as of August 12, 2010, and eligible to be tendered in the tender offer.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,161.19
Filing Party:	Cerberus APB Investors LLC and Cerberus Capital Management, L.P.
Form or registration no.:	Schedule TO-T/A
Date Filed:	September 23, 2010.

INTRODUCTION
     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by BlueLinx Holdings Inc., a Delaware corporation (“BlueLinx” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction to amend and supplement Item 2. “Subject Company Information,” Item 13. “Financial Statements” and Item 16. “Exhibits” of the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company on September 27, 2010. BlueLinx, as the filing person, is the subject company.
     This Transaction Statement relates to the offer by Cerberus ABP Investor LLC (“CAI”), a Delaware limited liability company and a wholly-owned subsidiary of Cerberus Capital Management, L.P. (“Cerberus Capital”), pursuant to which CAI has offered to purchase at a price of $4.00 per share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes, shares of the common stock, par value $0.01 per share, of the Company (the “Shares”) not owned by CAI, subject to the conditions set forth in the Offer to Purchase, as supplemented by the Second Supplement to Offer to Purchase, dated September 22, 2010 (as further amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements from time to time thereto, the “Schedule TO”), filed by CAI and Cerberus Capital with the Securities and Exchange Commission (the “Commission”).
     The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 filed by BlueLinx with the Commission on August 13, 2010, as amended and supplemented by Amendments No. 1 and No. 2 (the “Schedule 14D-9”), of the information required to be included in response to the respective Items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9 is incorporated by reference herein, and, except as described below, the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9. All information contained in this Transaction Statement concerning the Company, Cerberus Capital or CAI has been provided by such person and not by any other person.
Item 2. Subject Company Information.
Sections (c), (d) and (f) of Item 2. are amended and supplemented as follows:
     (c) Trading Market and Price. The information set forth in “Item 8. Additional Information—Trading and Market Price” of the Schedule 14D-9 is incorporated by reference herein.
     (d) Dividends. The information set forth in “Item 8. Additional Information—Financial Information” of the Schedule 14D-9 and the section of the Offer to Purchase entitled “The Offer — Market and Trading Information,” respectively, is incorporated by reference herein.
     (f) Prior Stock Purchases. The information set forth in “Item 8. Additional Information—Prior Stock Purchases” of the Schedule 14D-9 is incorporated by reference herein.
Item 13. Financial Statements.
Section (a) of Item 13. is amended and supplemented as follows:
     (a) Financial Statements. The information set forth in “Item 8. Additional Information—Financial Information” of the Schedule 14D-9 is incorporated by reference herein.

Item 16. Exhibits.
Item 16 is hereby amended to add exhibit (a)(2)(A)(iii) and exhibit (a)(5)(J).

Exhibit No.	Description

(a)(2)(A)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company on October 4, 2010.

(a)(5)(J)
Complaint entitled Ajay Kajaria v. Howard S. Cohen, et al. filed on September 30, 2010 in the United States District Court for the Northern District of Georgia (incorporated by reference to Exhibit (e)(15) to the Schedule 14D-9 filed by the Company on October 4, 2010).

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SIGNATURES
     After due inquiry and to the best knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BLUELINX HOLDINGS INC.
By:	/s/ H. Douglas Goforth
	Name:	H. Douglas Goforth
	Title:	Chief Financial Officer and Treasurer

Date: October 4, 2010

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